EXHIBIT 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

Nevada Power Company

	Three Months Ended March 31,		Year Ended December 31,
Amounts in 000’s	2005	2004	2004	2003	2002	2001	2000
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$(8,033)	$(15,406)	$104,312	$19,277	$(235,070)	$63,405	$(7,928)
Income Taxes	(3,692)	(9,465)	56,572	(614)	(131,784)	32,737	(9,386)

Income (Loss) From Continuing Operations before Income Taxes	(11,725)	(24,871)	160,884	18,663	(366,854)	96,142	(17,314)
Fixed Charges	50,665	43,199	150,793	198,042	141,380	114,484	104,402
Capitalized Interest	(4,313)	(930)	(5,738)	(2,700)	(3,412)	(2,141)	(7,855)
Total	$34,627	$17,398	$305,939	$214,005	$(228,886)	$208,485	$79,233

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$50,665	$43,199	$150,793	$198,042	$141,380	$114,484	$104,402

Total	$50,665	$43,199	$150,793	$198,042	$141,380	$114,484	$104,402

RATIO OF EARNINGS TO FIXED CHARGES			2.03	1.08		1.82
DEFICIENCY	$16,038	$25,801	$—	$—	$370,266	$—	$25,169

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.